Exhibit 99.1

Andromeda Acquisition Corp. Announces Plans to Make a Cash Tender Offer

for Galaxy Nutritional Foods at 112% Premium

GREENWICH, Conn., Feb. 9 /PRNewswire/ — Andromeda Acquisition Corp. (the “Offeror”), a wholly owned subsidiary of MW1 LLC (“MW1”), today announced that it plans to make a cash tender offer to purchase all outstanding shares of common stock of Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) (the “Company”) for $0.36 per share (the “Offer”).

The Offer price of $0.36 per share represents a premium of 112% over the previous trading day’s close of $0.17 per share. Additionally, the Offer is at the same price per share that Galaxy Partners, LLC paid for a controlling 51% interest in the Company.

MW1 and the Offeror anticipate that the Offer will commence on or about February 13, 2009, and anticipate that the Offer and withdrawal rights will expire at 5:00 PM, Eastern Time, on or about March 16, 2009.

There will be no financing contingencies related to the Offer.

The current majority shareholder of the Company, Galaxy Partners, LLC (“Galaxy Partners”), and Mill Road Capital L.P. (“Mill Road”) expect to contribute their combined 14,370,728 shares of Company common stock to MW1 prior to the expiration of the Offer. These combined holdings represent approximately 53% of the outstanding shares of the Company.

“As the majority shareholder of the Company, we are excited to be able to provide shareholders liquidity for their shares at a great price,” said Timothy Krieger, Managing Member of Galaxy Partners. “The partnership between Galaxy Partners and Mill Road facilitates the Offer, which we believe is a win-win for both the shareholders and the Company. As a private company owned by Galaxy Partners and Mill Road, the Company will have access to capital it has lacked in the past which has hindered its ability to grow.”

“As a shareholder of the Company for several years now, it is clear that the increasing costs of continuing as a small, illiquid, publicly traded company far outweigh any benefits,” said Justin Jacobs, a Managing Director at Mill Road. “Accordingly, we firmly believe that the Offer represents an attractive opportunity that shareholders will value both for the significant premium to the current share price and the liquidity it provides.”

Upon the successful completion of the Offer, Mill Road and Galaxy Partners will, through MW1, be joint owners of the Company. Mill Road is currently the sole equity holder of MW1, but Galaxy Partners expects to join Mill Road as an equity holder of MW1 prior to the expiration of the Offer.

The complete terms and conditions of the Offer will be contained in an Offer to Purchase and a related Letter of Transmittal, which will be mailed to the Company’s shareholders and will be included as exhibits to the Tender Offer Statement on Schedule TO that the Offeror plans to file with the U.S. Securities and Exchange Commission (SEC) upon launching the Offer.

About Andromeda Acquisition Corp.

Andromeda Acquisition Corp. is a Delaware corporation formed for the purpose of making the Offer and a wholly owned subsidiary of MW1 LLC.

About MW1 LLC

MW1 LLC is a Delaware limited liability company. Galaxy Partners and Mill Road expect to contribute their combined 14,370,728 shares of Company common stock to MW1 prior to the expiration of the Offer. At the time of this press release, Mill Road is the only member of MW1.

About Galaxy Partners LLC

Galaxy Partners, LLC is a Minnesota limited liability company that was formed to acquire and hold shares of Company common stock.

About Mill Road Capital, L.P.

Mill Road Capital, L.P. is a Delaware limited partnership formed by a core group of former professionals of The Blackstone Group. Mill Road focuses exclusively on friendly investments in small public companies. Mill Road has $250 million of capital under management with its largest investors comprising a blue-chip group of insurance companies, public employee retirement funds, charitable institutions, and family offices. Mill Road’s investors committed their capital for 10 years allowing a very long investment horizon. Mill Road has flexible capital with the ability to purchase shares in the open market, buy large block positions from existing shareholders, provide capital for growth or acquisition opportunities, or partner with management and sponsor going-private transactions.

About Galaxy Nutritional Foods, Inc.

Galaxy Nutritional Foods, Inc. (OTC Bulletin Board: GXYF) develops and globally markets plant based cheese alternatives, organic dairy and other organic and natural food products to grocery and natural foods retailers, mass merchandisers and foodservice accounts. The Company is headquartered in Orlando, Florida.

Additional Information

THE TENDER OFFER FOR OUTSTANDING SHARES OF THE COMPANY HAS NOT YET COMMENCED. THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF COMMON STOCK OF THE COMPANY. THE PLANNED TENDER OFFER THAT IS DESCRIBED IN THIS PRESS RELEASE WILL ONLY BE MADE THROUGH THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND WILL BE MADE TO ALL HOLDERS OF SHARES OF COMMON STOCK OF THE COMPANY. ALL SHAREHOLDERS OF THE COMPANY SHOULD READ THE TENDER OFFER MATERIALS WHEN AND IF THEY ARE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, MW1, MILL ROAD, GALAXY PARTNERS, THE COMPANY AND THE OFFER. IN ADDITION TO BEING MAILED TO SHAREHOLDERS, THE TENDER OFFER MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV AND WILL ALSO BE MADE AVAILABLE WITHOUT CHARGE TO ALL SHAREHOLDERS BY CONTACTING MACKENZIE PARTNERS, INC., THE

INFORMATION AGENT FOR THE TENDER OFFER, AT (212) 929-5500 OR TOLL FREE (800) 322-2885. SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

CONTACT: Mackenzie Partners, Inc., +1-212-929-5500, or +1-800-322-2885